February 2, 2005


Via facsimile to 509-838-0457 and U.S. mail

Robert L. Russell, President
Idaho General Mines, Inc.
10 N. Post Street, Suite 610
Spokane, WA 99201

RE:	Idaho General Mines, Inc.
	Form 8-K Item 4.01 filed January 20, 2005
            File No. 0-50539

Dear Mr. Russell:

       We have the following comments with regard to the filing identified above. We welcome any questions you may have about our comments.
Please
contact us at the telephone numbers listed at the end of this letter.

1. It appears that the date on which the new auditor was engaged as indicated in the first sentence may contain a typographical error. Please revise.

2. Revise the last sentence of the first paragraph to clearly indicate whether the former auditor resigned, was dismissed or declined to stand for re-election. See Item 304(a)(1)(i) of Regulation S-B.

3. Please revise to provide the statement required by Item
304(a)(1)(ii)
of Regulation S-B regarding the nature of the audit reports on the company`s financial statements during the last two fiscal years.

4. Include a statement addressing the involvement of the board of directors or audit committee in the decision to change auditors.
See Item
304(a)(1)(iii) of Regulation S-B.

5. Obtain an updated letter from the former accountants addressing the revised disclosures to be included at Exhibit 16 in the amendment.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested in our comments above should be filed as promptly as possible and should be reviewed by the former accountants. As noted, update the letter required by Exhibit 16 to cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 942-2873, or in my absence, to
Robert Benton at (202) 942-1811.

							Sincerely,


							Gabrielle Malits
						            Staff Accountant


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Idaho General Mines, Inc.
February 2, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE